UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Finjan Holdings, Inc.
(Name of Subject Company (Issuer))

CFIP Goldfish Merger Sub Inc.
(Offeror)
a direct wholly owned subsidiary of

CFIP Goldfish Holdings LLC
(Parent of Offeror)

Fortress Operating Entity I LP
FIG Corp.
Fortress Investment Group LLC
(Other Persons)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

31788H303
(CUSIP Number of Class of Securities)

CFIP Goldfish Merger Sub Inc.
c/o Fortress Investment Group LLC
Attention: David N. Brooks
Secretary, Vice President and General Counsel
1345 6th Avenue, 46th Floor
New York, New York 10105
(212) 798-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Asi Kirmayer, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5404

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not applicable	Not applicable
*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

The pre-commencement communication filed under the cover of this Schedule TO solely relates to a planned cash tender offer by CFIP Goldfish Merger Sub Inc., a Delaware corporation (the “Offeror”), for any and all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Finjan Holdings, Inc. (the “Company”), upon the terms and conditions of an Agreement and Plan of Merger, dated as of June 10, 2020, by and among CFIP Goldfish Holdings LLC, a Delaware limited liability company (“Parent”), the Offeror and the Company. This Schedule TO is being filed on behalf of the Offeror, Parent and Fortress Operating Entity I LP (“FOE I”), a Delaware limited partnership, FIG Corp., a Delaware corporation (“FOE GP”) and Fortress Investment Group LLC, a Delaware limited liability company (“FIG” and, together with FOE I and FOE GP, “Fortress). Offeror is a wholly-owned subsidiary of Parent, and Parent and Offeror are affiliates of Fortress.

The tender offer for the purchase of the issued and outstanding shares of the Common Stock of the Company described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation nor an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Offeror will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, the Offeror will file tender offer materials on Schedule TO, and the Company thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMMON STOCK OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN INFORMATION THAT HOLDERS OF COMMON STOCK OF THE COMPANY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Common Stock of the Company at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov or by directing a request to the Information Agent for the tender offer who will be named by the Offeror in the tender offer materials.

Item 12.	Exhibits

Exhibit Number	Description

99.1	Press Release by Finjan dated June 10, 2020.